UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 591,064,140*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 591,064,140*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 591,064,140*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.2%**
14	Type of Reporting Person CO

* This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 591,064,140*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 591,064,140*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 591,064,140*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.2%**
14	Type of Reporting Person 00

* This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 40,048,497*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%**
14	Type of Reporting Person CO

* This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,702,050*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,331,926*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person CO

* This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,781,724*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,715,912*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,715,912*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 720,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 720,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person CO

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 75,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 75,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person PN

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,713,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,713,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person CO

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 69,250,545*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,250,545*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%*
14	Type of Reporting Person CO

* This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,762,898
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,762,898
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,762,898
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.5%*
14	Type of Reporting Person PN

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,519,641
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,519,641
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,519,641
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%*
14	Type of Reporting Person PN

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,443,046
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,443,046
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,443,046
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%*
14	Type of Reporting Person PN

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,837,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,837,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,440
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%*
14	Type of Reporting Person PN

* Based on a total of 440,808,732 limited partnership units of the Issuer issued and outstanding as of June 8, 2021.

EXPLANATORY NOTE

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) is being filed with respect to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”) to report (i) the exchange of 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. into 3,036,315 Units, (ii) the distribution of 9,933,883 Units from certain of Brookfield Asset Management Inc.’s (“BAM”) managed accounts to certain of BAM’s institutional clients, (iii) the removal of Partners Limited (“Partners”), Partners Value Investments L.P. (“PVI”) and Brookfield Property Group LLC (“BPG LLC”) as Reporting Persons (as defined herein), and (iv) the addition of BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), as a Reporting Person.

Information reported and defined terms used in the original Schedule 13D, as amended to the date hereof (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 17.

2. Identity and Background.

The BAM Partnership shall be deemed a “Reporting Person” and none of Partners, PVI and BPG LLC shall be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 11.

Item 2 of the Schedule 13D is hereby amended to remove reference to Partners, PVI and BPG LLC (and any related Scheduled Persons), and supplemented as follows:

BAM Partners Trust (the “BAM Partnership”) is a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedule I to this Amendment No. 17 sets forth the names of the directors of BAM Partners, as trustee of the BAM Partnership (to be included as “Scheduled Persons” for purposes of this Schedule 13D) and their respective principal occupations, addresses, and citizenships.

Additionally, Schedules II, III, IV, V, VI, VII, VIII, IX, X, XI and XII hereto set forth a list of updated names of directors and executive officers of BAM, Brookfield US Holdings Inc. (“BUSHI”), BPY GP Inc., BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), BPG Holdings Group (US) GP Inc., BPY (2013) Corp. (“BPY (2013)”), Brookfield Global Property Advisor Limited (“BG PAL”), BPGH Sub Inc. (“BPGH Sub”), Brookfield Real Estate Partners (A) SIB GP Limited, Brookfield Real Estate Partners (Q) SIB GP Limited and Brookfield Real Estate Partners (K) GP Limited (to be included as Scheduled Persons), respectively, and their respective principal occupations, addresses, and citizenships.

During the last five years, none of Reporting Persons (including the BAM Partnership) and, to their respective knowledge, none of the Scheduled Persons (including those in respect of the BAM Partnership), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 17.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

Amending Agreement

On May 27, 2021, the Arrangement Agreement was amended by an amending agreement (the “Amending Agreement”). See Amending Agreement attached as Exhibit 17 hereto.

Canadian Purchase Transactions

Prior to closing of the Transactions but after the election deadline, BAM may, in consensual transactions distinct from the Transaction (the “Canadian Purchase Transactions”), acquire Units from up to five Canadian corporations that are not exempt from tax (the “Canadian Taxable Holders”), which may include corporations controlled by directors and/or officers of BAM, and that would be interested in receiving in exchange for their Units, unlisted exchangeable LP units (“new exchangeable LP units”) of a BAM subsidiary limited partnership that will be exchangeable for BAM Shares commencing 24 months following closing of the Canadian Purchase Transactions.

The Canadian Taxable Holders consist of two unaffiliated BPY Unitholders (Colonial House Capital Limited and WJS Investments Limited) holding approximately 2 million Units in aggregate, a company controlled by Jack Cockwell, a director and former executive of BAM, holding approximately 1 million Units, and a company controlled by Sam Pollock’s family, an executive of BAM, holding approximately 1 million Units.

Pursuant to the Canadian Purchase Transactions, the Canadian Taxable Holders will receive (i) an amount of new exchangeable LP units equal to the number of BAM Shares a BPY Unitholder that elected to receive the Default Consideration would receive in the Transaction (after pro ration) and (ii) the amount of cash and New LP Preferred Units a BPY Unitholder that elected to receive the default consideration would receive in the Transactions (after pro ration); provided, that the Canadian Taxable Holders will be able to elect to receive in lieu of the consideration described in the foregoing clause (ii), additional new exchangeable LP units equal to the amount of cash and liquidation value of the New LP Preferred Units described in the foregoing clause (ii) divided by a price that is equal to the greater of (x) $45.67, and (y) the 5-day volume weighted average trading price of a class A limited voting share of BAM on the New York Stock Exchange immediately preceding the election deadline.

See Form of Purchase Agreement attached as Exhibit 18 hereto.

Other

On June 7, 2021, BAM distributed 9,933,883 Units to certain of BAM’s institutional clients from BAM’s managed accounts indirectly held through Brookfield Real Estate Partners (Q) SIB L.P.

On June 8, 2021, BPG LLC exchanged 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. into 3,036,315 Units in accordance with the terms of the certificate of incorporation of Brookfield Property REIT Inc. BPG LLC then indirectly transferred the 3,036,315 Units to BAM.

5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

As of June 8, 2021, BAM and BAM Partners may be deemed to be the beneficial owner of 139,699,123 Units, and such Units constitute approximately 31.7% of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 3,036,360 Units held by BAM (including 45 Units held by BPO ETS Inc., a subsidiary of BAM), 5,425,145 Units beneficially owned by BPGHG(US), 720,064 Units beneficially owned by BPY (2013) Corp., 75,000 Units beneficially owned by BG PAL, 44,218,276 Units beneficially owned by BUSHI, 22,713,516 Units beneficially owned by BPGH Sub, 13,947,737 Units owned by Brookfield Property Group Holdings Sub LP (“Sub LP”), 9,519,641 Units owned by Brookfield Real Estate Partners (A) SIB L.P., 3,443,046 Units owned by Brookfield Real Estate Partners (Q) SIB L.P., 7,837,440 Units owned by Brookfield Real Estate Partners (K) SIB Holdings L.P. and 28,762,898 Units owned by BPGUSH New Subco LP.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI, Sub LP and BPGH New HLP Holdings LP, an aggregate of 451,365,017 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 50.6% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of June 8, 2021, BAM and BAM Partners may be deemed to be the beneficial owner of 591,064,140 Units, and such Units would constitute approximately 66.2% of the issued and outstanding Units.

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of BAM Class B Shares, has the ability to appoint one half of the board of directors of BAM and, as such, may be deemed to indirectly control the decisions of BAM regarding the vote and disposition of the Units held by BAM; therefore BAM Partners may be deemed to have indirect beneficial ownership of the Units held by BAM. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

Other than the transactions described in this Amendment No. 17, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 17.

7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 11. Joint Filing Agreement, dated as of June 10, 2021 (filed herewith).

Exhibit 17. Amending Agreement, dated May 27, 2021 (incorporated by reference from Exhibit 99.2 to BPY’s Form 6-K filed with the SEC on June 2, 2021).

Exhibit 18. Form of Purchase Agreement (incorporated by reference from Exhibit (d)(24) to the Schedule 13E-3/A filed by Brookfield, BPY and BPY Arrangement Corporation with the SEC on May 28, 2021).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, BAM	Canada

Jeffrey M. Blidner Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, BAM	Canada

Angela F. Braly Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu Director	c/o Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer, BAM	Canada

Nicholas H. Goodman Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, BAM	United Kingdom

Brian W. Kingston Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, BAM	Canada

Brian D. Lawson Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Cyrus Madon Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, BAM	Canada

Lord Augustine Thomas O’Donnell Director	Frontier Economics, 71 High Holborn, London U.K., WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, BAM	Canada

Samuel J.B. Pollock Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Seek Ngee Huat Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Singapore

Sachin G. Shah Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, BAM	Canada

Diana L. Taylor Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, BAM	Canada

SCHEDULE III

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Finance, BAM	Canada

Karly Dyck, Director	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice President, Finance Renewable, BAM	Canada

Aleks Novakovic, Director	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Tax, BAM	Canada

Kathy Sarpash, Director, Vice President and Secretary	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice President, Legal & Regulatory, BAM	Canada

Cam Ha, President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Tax, BAM	Canada

Bowen Li, Vice- President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance, BAM	Canada

Tim Wang, Vice- President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Capital Markets & Treasury, BAM	Canada

SCHEDULE IV

BPY GP INC., as General Partner of

BPY I L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada

Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE V

BPG HOLDINGS GROUP (US) HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada

Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VI

BPG HOLDINGS GROUP (US) GP INC., as General Partner of

each of the BPG Holdings LPs

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada

Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VII

BPY (2013) CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada

Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VIII

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
J. Bruce Flatt, Director, President and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of BAM	Canada

Philippa Elder, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Senior Vice President, BAM	United Kingdom

Ralf Niklas Rank, Director and Chief Investment Officer	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Investment Officer	Canada and Germany

Connor David Teskey, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Managing Partner, BAM	Canada

Brian W. Kingston, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Managing Partner, BAM	Canada

SCHEDULE IX

BPGH SUB INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada

Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance	Canada

Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE X

Brookfield Real Estate Partners (A) SIB GP Limited, as General Partner of

Brookfield Real Estate Partners (A) SIB L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados

Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE XI

Brookfield Real Estate Partners (Q) SIB GP Limited, as General Partner of

Brookfield Real Estate Partners (Q) SIB L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados

Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom

SCHEDULE XII

Brookfield Real Estate Partners (K) GP Limited, as General Partner of

Brookfield Real Estate Partners (K) SIB Holdings L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory E. A. Morrison, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Director	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James A. Bodi, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Terry V. Gittens, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Sherry V Millar, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Financial Controller, Brookfield International Bank Inc.	Barbados

Kerry-Ann Cato, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	Corporate Secretary and Legal Counsel, Brookfield International Bank Inc.	Trinidad and Tobago

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom